

WOBD, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

WOBD, LLC

DECEMBER 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WOBD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4960 EAST DUBLIN GRANVILLE ROAD, SUITE 500
(No. and Street)

WESTERVILLE	OH	43081
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL J. MENZER	614-741-7790	MMENZER@WHITEOAKPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE, LLP
(Name – if individual, state last, first, and middle name)

600 SUPERIOR AVE, SUITE 902	CLEVELAND	OH	44104
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. MENZER _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ WOBD, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO AND GENERAL MANAGER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of WOBD, LLC
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WOBD, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule 2 - Computation for Determination of the Reserve Requirements, and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 (collectively the "Supplementary Schedules") has been subjected to audit procedures performed in conjunction with the audit of WOBD, LLC's financial statements. The Supplementary Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedules. In forming our opinion on the Supplementary Schedules, we evaluated whether the Supplementary Schedules, including their form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

We have served as WOBD LLC's auditor since 2024.

Cleveland, Ohio
February 27, 2026

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

		2025
ASSETS		
Cash	$	239,797
Prepaid expenses		9,487
Deposits		9,851
	$	259,135
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	812
Accrued expenses		129,986
		130,798
MEMBER'S EQUITY		128,337
	$	259,135

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

	2025
REVENUE	
Fee income	$ 1,157,513
Other income	3,177
	1,160,690
EXPENSES	
Commissions	675,781
Professional fees	90,324
General and administrative	152,921
	919,026
NET INCOME	$ 241,664

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2025

BALANCE - JANUARY 1, 2025	59,121
NET INCOME	241,664
MEMBER CONTRIBUTIONS	327,552
MEMBER DISTRIBUTIONS	(500,000)
BALANCE - DECEMBER 31, 2025	$ 128,337

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

	2025
CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 241,664
Adjustments to reconcile net income to net cash	
provided from operating activities:	
Noncash contributions for shared service expenses	132,552
Increase (decrease) in cash caused by changes in operating items:	
Prepaid expenses	2,132
Deposits	(1,171)
Accounts payable	498
Accrued expenses	105,898
Net cash flow provided from operating activities	481,573
CASH FLOWS USED IN FINANCING ACTIVITIES	
Contributions from member	195,000
Distributions to members	(500,000)
Net cash flow used in financing activities	(305,000)
INCREASE IN CASH	176,573
CASH, BEGINNING OF YEAR	63,224
CASH, END OF YEAR	$ 239,797
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
SUPPLEMENTAL NONCASH DISCLOSURE:	
Capital contributions	$ 132,552

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

1.   ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Colorado, Florida, Georgia, Maryland, Minnesota, Missouri, North Carolina, Ohio, Pennsylvania, Tennessee, and Texas.

The Company limits its business activities exclusively to private placements and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. For the year ended December 31, 2025, the Company did not have a liability for unrecognized tax benefits.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from contracts with customers includes fee income from raising capital in connection with acquisitions and re-capitalizations of multi-family rental communities by the Parent. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue for the capital raising arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Commission expenses are recognized at a point in time when they represent success fees payable to other broker-dealers for closed transactions. Commission expenses are recognized over time when they are for advisory services provided over the term of a contract.

Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, exclusively private placements. The Company has identified the Parent as the chief operating decision makers ("CODM"), who use net income and excess net capital to evaluate the results of the business, predominantly to determine the need for capital contributions, to manage the Company.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Revenue and expenses are noted in the Statement of Operations.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule. At December 31, 2025, the Company had net capital of $108,999, which was $100,279 in excess of its required minimum net capital of the greater of $5,000, or 6-2/3% of aggregate indebtedness. The Company's ratio of aggregated indebtedness to net capital at December 31, 2025 was approximately 1.2 to 1, as compared to a maximum allowed ratio of 15 to 1.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

4.   RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Parent charges the Company a monthly fee representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries. For the year ended December 31, 2025, the Company incurred fees of $132,552. In lieu of payment, the Company reflects these amounts as non-cash capital contributions.

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company.

5.   CONTINGENT LIABILITY

The Company has entered into multiple participating broker dealer agreements with third parties to provide assistance with the offer and sale of limited partnership interests in private placements. One outstanding agreement also provides for a synthetic interest payment due to the participating broker dealer at the conclusion of the partnership. The amount due to the participating broker dealer is contingent upon the performance of the partnership and the final equity multiple achieved. At this time, it is not possible to estimate a range of amounts to be owed and accordingly, no liability has been recorded at December 31, 2025 in the accompanying financial statements.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2025

	2025
NET CAPITAL	
TOTAL EQUITY	$ 128,337
DEDUCT NON-ALLOWABLE ASSETS	(19,338)
NET CAPITAL	$ 108,999
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 130,798
COMPUTATION OF NET CAPITAL REQUIREMENT:	
MINIMUM NET CAPITAL REQUIRED (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 8,720
EXCESS NET CAPITAL	$ 100,279
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$ 95,919
Ratio: Aggregate indebtedness to net capital	1.2 to 1

Note: There are no material differences between the amounts presented above
and the amounts reported on the unaudited Part IIA of Form X-17A-5 as
originally filed as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS, AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 but claims exemption in accordance with Footnote 74 of the SEC Release No. 34-70073. In addition, the Company's business activities are limited exclusively to private placements; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph(a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025. Accordingly, there are no items to report under the requirements of this rule.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements included in the accompanying WOBD LLC Exemption Report, in which (1) WOBD, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) identified the following conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 under which the Company is eligible to file an Exemption Report because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") for the period January 1, 2025 through December 31, 2025 without exception. WOBD, LLC's management is responsible for compliance with the identified conditions and its statements.
.
Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOBD, LLC's compliance with the identified conditions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17 a-5.

Crowe LLP

Crowe LLP

Cleveland, Ohio
February 27, 2026

WOBD, LLC's EXEMPTION REPORT

WOBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

WOBD, LLC

I, Michael J. Menzer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO & GENERAL MANAGER

February 27, 2026